Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTION IN RELATION TO

2018 - 2019 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

On 17 October 2017 (after trading hours), the Company entered into the 2018-2019 Finance and Lease Service Framework Agreement with CSA International, pursuant to which CSA International agreed to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft and engines, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2018-2019 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

CSA International is a wholly owned subsidiary of CSAHC, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company. Therefore, the Proposed Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement is more than 25% but less than 100% on an annual basis, the Finance Lease Transactions will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules. Therefore, the Finance Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement is more than 0.1% but less than 5% on an annual basis, the Operating Lease Transactions will constitute a continuing connected transaction of the Company under the Listing Rules, therefore the Operating Lease Transactions is subject to the disclosure and annual review requirements under Chapter 14A of the Listing Rules.

A circular containing further information in relation to the Proposed Transactions, including a letter from the Independent Board Committee and a letter from the Independent Financial Advisor, both advising on the terms of the 2018-2019 Finance and Lease Service Framework Agreement and other related matters under the Listing Rules, will be issued by the Company and despatched to the Shareholders no later than 26 October 2017.

BACKGROUND

On 17 October 2017 (after trading hours), the Company entered into the 2018-2019 Finance and Lease Service Framework Agreement with CSA International, pursuant to which CSA International agreed to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft and engines, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2018-2019 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

THE AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

(1) GENERAL TERMS

Date	:	17 October 2017
Lessor(s)	:

CSA International or wholly-owned subsidiaries of CSA International which has been or are to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC for the purpose of the Proposed Transactions

Lessee(s)	:	The Company (including the wholly-owned or controlled subsidiaries of the Company)
Effective term	:	From 1 January 2018 to 31 December 2019
Effectiveness and conditions	:	The 2018-2019 Finance and Lease Service Framework Agreement is effective upon execution by the parties and approval of the 2018-2019 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder by the Board and the Independent Shareholders at the EGM.

(2) FINANCE LEASE TRANSACTIONS

The major terms of the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Finance Lease Transactions	:

The Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan from 1 January 2018 to 31 December 2019, subject to adjustment from time to time.

The number of the Leased Aircraft will not be more than 41 and 46 for the two years ending 31 December 2018 and 31 December 2019, respectively.

The Company has signed aircraft purchase agreements with Airbus S.A.S. and Boeing Company in relation to the Leased Aircraft, which agreements have been negotiated and agreed independently and separately and has fulfilled the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations.

As for the Aircraft Related Assets and the Aviation Related Equipment, the Company has signed or will sign the relevant purchase agreements with the independent third parties, which agreements have been or will be negotiated and agreed independently and separately and will fulfil or has fulfilled the relevant internal approval procedures in accordance with relevant laws and regulations (including the Listing Rules).

Aggregate principal amount of the Finance Lease Transactions	:	Not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment)
Rental fee/ Interest rate	:

The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

Under the Finance Lease Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company's requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment satisfying the prerequisites as disclosed below under the item "Prerequisites".

The rental fee, of which the principal portion is measured according to the equal-principal or average-capital-plus-interests standard, is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment and concluding on the date of the last payment for such subject matter, subject to the terms and conditions of each individual Finance Lease Agreement. The Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the subject matter and the interest thereunder.

Prerequisites	:

The Company may mandate the finance lease arrangements for the aircraft, the Aircraft Related Assets and the Aviation Related Equipment to CSA International depending on the following prerequisites:

(1) the stable operation of CSA International which has satisfied that (i) the registered capital of CSA International has been paid up; (ii) an experienced team covering from business to risk management has been built up; (iii) it has the track record to deliver aircraft under finance lease transactions; and (iv) it complies the relevant PRC laws and regulations in relation to the finance lease from time to time, and CSA International's qualification and ability in engaging in large-scale aircraft, Aircraft Related Assets and Aviation Related Equipment finance lease transactions;

(2) the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) regarding the financing proposal(s) provided by CSA International to the Company is not higher than those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes; and

(3) the capability of the Lessor(s) to issue value added tax invoices for the principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax, and the handling fee being lower than the deductible value added tax in respect of the interest payments, which helps the Lessee(s) reduce financing costs.

Handling fee	:

The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date.

Buy-back	:

Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Lessee(s) is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from the Lessor(s) at a nominal purchase price for such subject matter.

Implementation Agreements	:

To implement the Finance Lease Transactions, separate Finance Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2018-2019 Finance and Lease Service Framework Agreement.

The lease period of the subject matter under the 2018-2019 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft and Leased Aircraft Related Assets under the separate Finance Lease Agreement(s) would be 10 to 12 years. In addition, with reference to the accounting policy in respect of the Aviation Related Equipment of the Company, the lease period of the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) would be 5 years.

In addition, the handling fee in respect of the Leased Aircraft under the Finance Lease Transactions is determined with reference to the average handling fee ratio from the previous proposals received by the Company from the independent third parties. As the Aircraft Related Assets have similar nature with the aircraft, the same handling fee ratio shall be adopted for the Leased Aircraft Related Assets under the Finance Lease Transactions. As for the Leased Aviation Related Equipment, the handling fee ratio of 1.5% is determined after taking into account the relatively more complicated handling procedures due to the relatively larger handling volumes of certain equipment under the Aviation Related Equipment. The actual determination of the interest rate and the handling fee will be considered as a whole and governed by the pricing policy as disclosed above under the item "Prerequisites".

(3) OPERATING LEASE TRANSACTIONS

The major terms of the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Operating Lease Transactions	:	The aircraft and engines in the Company’s introduction plan through operating lease from 1 January 2018 to 31 December 2019.
Rental fee	:

The rental fee will be further determined and agreed by the Company and CSA International with reference to the results of the Company's requests for proposals or other bidding processes in respect of leasing of aircraft and engines satisfying the prerequisites as disclosed below under the item "Prerequisites".

The rental fee will be prepaid by the Company on a monthly or quarterly basis, commencing on the delivery date or replacement date of each of the aircraft and/or engines.

Prerequisites	:

The Company may mandate the operating lease arrangement for the aircraft and engines depending on the following prerequisites:

(1) the aircraft or engines under the Operating Lease Transactions are owned by the Lessor(s) with proprietary rights; and

(2) the comprehensive costs (including the relevant rental fee plus any other charges) regarding the operating lease proposal(s) provided by CSA International to the Company is not higher than those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes, with reference to the similar model and similar age for the aircraft in the domestic market and the similar model for the engines in the domestic market.

Ownership	:

During the lease period, the Lessor(s) have ownerships of the aircraft and engines and the Lessee(s) have the rights to use the aircraft and engines. Upon the expiry of the lease period, the Lessee(s) should return the aircraft and engines to the Lessor(s).

Implementation Agreements	:

To implement the Operating Lease Transactions, separate Operating Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the aircraft and engines, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2018-2019 Finance and Lease Service Framework Agreement.

In relation to the pricing policy, the Company will obtain and review (i) at least three proposals from independent third parties regarding the finance lease of the aircraft, Aircraft Related Assets and Aviation Related Equipment to evaluate and determine if the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties; and (ii) at least three proposals from independent third parties regarding operating lease of aircraft and engines and determine if the rental fee comprehensive costs provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties.

INFORMATION ABOUT THE PARTIES

The Company

The principal business activity of the Company is that of civil aviation.

CSA International

CSA International is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses.

HISTORICAL TRANSACTION AMOUNTS AND PROPOSED CAP

(1) FINANCE LEASE TRANSACTIONS

CSA International was established in July 2016. The Company previously conducted transactions in relation to finance leasing with CSA Leasing Company in 2017, namely the A321 Finance Lease, A330 Finance Lease and the transactions under the 2017 Aircraft Finance Lease Framework Agreement. The cap on an annual basis for the finance lease transactions under A321 Finance Lease, A330 Finance Lease and 2017 Aircraft Finance Lease Framework Agreement is US$1,309.1 million (or the equivalent amount in RMB) for the year ending 31 December 2017. As at the date of this announcement, the total amounts payable under the A321 Finance Lease, A330 Finance Lease and 2017 Aircraft Finance Lease Framework Agreement were expected to be not more than approximately US$729.76 million (or the equivalent amount in RMB).

As for the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement, the total fee payable is the sum of the rental fee, the handling fee and the buy-back fee, and the total rental fee payable under the Finance Lease Transactions equals to the sum of the principal and the interest payable under each Finance Lease Agreement for the entire lease period for each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment.

In arriving the proposed cap (including the calculation of the proposed total interests payable under the Finance Lease Transactions), (i) considering the lease period for the each of the Leased Aircraft and Leased Aircraft Related Assets would be 10 to 12 years as disclosed above, the Company adopted the prevailing benchmark interest rate i.e. 4.9%, which is the benchmark interest rate for RMB loan for over 5 years set by the PBOC (the "PBOC 5 Years Benchmark Rate") for the calculation; and (ii) considering the lease period for the each of the Leased Aviation Related Equipment would be 5 years as disclosed above, the Company adopted the prevailing benchmark interest rate i.e. 4.75%, which is the benchmark interest rate for RMB loan for 1-5 years set by the PBOC (the "PBOC 1-5 Years Benchmark Rate", together with the PBOC 5 Years Benchmark Rate, the "PBOC Benchmark Rates").

When the Company entering into the separate Finance Lease Agreement for each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the actual interest rate will be set at a premium or discount with a fix percentage to the PBOC Benchmark Rates. During the term of the Finance Lease Agreement(s), if the PBOC Benchmark Rates is adjusted by the People's Bank of China, the interest rate for the Finance Lease Transactions shall be adjusted accordingly in the same direction. Based on the previous proposals received by the Company from the independent third parties, the interest rate for each of the Leased Aircraft usually would not be higher than the PBOC 5 Years Benchmark Rate.

The Company believes that it would be appropriate to adopt the PBOC Benchmark Rates in arriving the proposed total interest payable under the Finance Lease Transactions for the determination of the proposed cap, after considering that the PBOC Benchmark Rates is commonly adopted in finance lease transactions in the PRC especially when the repayment of rental fee (including interests payable) is denominated in RMB and having provided certain buffer to the Company as compared with the current market condition.

The Company will monitor the proposed cap as disclosed below and make sure it will not be exceeded. If the interest payable is higher than the one used in arriving the proposed cap for the Finance Lease Transactions, the Company may choose to reduce the transaction volume with CSA International (including lowering the financing percentage). However, in any event, the Company will comply with the Listing Rules from time to time if the proposed cap would be exceeded.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft (excluding helicopter) finance lease transactions shall not exceed half of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft scheduled to be introduced under the Company's introduction plan from 2018 to 2019; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed 75% of all the Aircraft Related Assets to be introduced under the Company's introduction plan from 2018 to 2019; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company's introduction plan from 2018 to 2019, the proposed transaction amount under the Finance Lease Transactions is set out as below:

		Units: US$ in millions

Transaction period	For the year ending 31 December 2018	For the year ending 31 December 2019

Total rental fee (including principal and interest)	2,600	3,100

Handling fee	21	26

Proposed total transaction amount	2,621	3,126

(2) OPERATING LEASE TRANSACTIONS

In arriving the proposed cap under Operating Lease Transactions, the Company considered the aircraft and engines to be introduced based on the Company's introduction plan for 2018 and 2019 and their estimated monthly rental fee. For aircraft, the Company made reference to the available market data on current market value and lease rate factor generally adopted in the aviation industry for aircraft of different models and age. The calculation of the monthly rental fee is derived by multiplying the relevant current market value and lease rate factor for aircraft of similar model and age. For engines, as the Company expects the Operating Lease Transactions will only involve one model of engine, the Company used the previous rental fee for same model of engine to calculate the cap. Considering the above, the proposed maximum annual rental fee under the Operating Lease Transactions is set out as below:

		Units: US$ in millions

Transaction period	For the year ending 31 December 2018	For the year ending 31 December 2019

Total rental fee	150	240

Reasons for ENTERING INTO THE PROPOSED TRANSACTIONS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Entering into the 2018-2019 Finance and Lease Service Framework Agreement will broaden financing channels for the aircraft, the Aircraft Related Assets and the Aviation Related Equipment and also increase the fleet through operating lease to satisfy the business development need of the Company and the industry growth. The finance lease of the aircraft, the Aircraft Related Assets and the Aviation Related Equipment would provide more flexibility for the financing channels in respect of the same to be introduced by the Group and have less impact on the cash flow of the Group. The operating lease of aircraft and engines would also provide the flexibility for the Group on the arrangement of its fleet.

The Company is of the view that it is beneficial for the Group to enter into the 2018-2019 Finance and Lease Service Framework Agreement with CSA International after considering alternative financing options.

Firstly, based on (i) CSA International with the paid-up registered capital of RMB1 billion is a wholly-owned subsidiary of CSAHC, which is one of the three core PRC air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission; (ii) the credit lines offered by the banks to CSAHC can be also used by CSA International; (iii) over 20 banks including the state-owned banks has negotiated with CSA International on the provision of financing to CSA International; and (iv) CSA International is incorporated in Guangzhou Nansha Free Trade Zone and therefore CSA International can enjoy the favourable financial policy with the support of local government authorities, CSA International has a strong capital strength to ensure adequate funding, with the qualification and ability to conduct the large-scale aircraft, the Aircraft Related Assets and the Aviation Related Equipment finance lease transactions. In addition, it also showed that CSA International's capability to conduct the operating lease transactions.

Secondly, the business team of CSA International has a wealth of experience in the field of aircraft leasing and it has well known on the business needs of the Group, therefore the business communication between the Company and CSA International would be more smoothly, and it is easier to achieve a mutual understanding with the principle of maximizing both parties' benefits in the agreement negotiation stage. In addition, the experience of the business team of CSA International can also help the Group to optimize the fleet structure through Operating Lease Transactions.

Thirdly, the Proposed Transactions between the Company and CSA International will be based on the normal commercial terms and in the principle of market-driven. Upon reviewing and evaluating the financial proposals submitted from independent third parties, whether the Company may finally mandate the finance lease and operating lease to CSA International depends on the prerequisites as stated in the above section headed “2018-2019 Finance and Lease Service Framework Agreement”.

According to the arrangement under the 2018-2019 Finance and Lease Service Framework Agreement, CSA International itself or it has incorporated or will incorporate wholly-owned subsidiaries in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transactions.

As for the Finance Lease Transactions, by utilising the finance lease structure to introduce the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use it to deduct value added tax. The respective handling fee for each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment would also be lower than the deductible value added tax in respect of the interest payments, which helps the Lessee(s) reduce financing costs. Through adopting the finance lease arrangement provided by CSA International under the Finance Lease Transactions, the maximum savable financing costs for the Lessee(s) (after deducting the total handling fee payable to the Lessor(s) from the total deductible value added tax in respect of the interest payments) as compared to adopting secured loans arrangements with equivalent interest rates are estimated as follows:

	Units: US$ in millions

Transaction period	For the year ending 31 December 2018	For the year ending 31 December 2019

The maximum savable financing costs under the Finance Lease Transactions	59.14	74.21

In April 2017, the Group introduced one Airbus A321 aircraft and one Airbus A330-300 aircraft under the A321 Finance Lease and the A330 Finance Lease, respectively, by adopting the finance lease arrangement provided by CSA Leasing Company. After deducting the handling fee payable to CSA Leasing Company, the Company would save financing costs of approximately US$5 million (which is equivalent to approximately RMB33 million) as compared to the secured loan with the same interest rates.

As at the date of the announcement, the Group also introduced 7 aircraft under the 2017 Aircraft Finance Lease Framework Agreement by adopting the finance lease arrangement provided by CSA International. After deducting the handling fee payable to CSA International, the Company would save financing costs of approximately US$11.62 million (which is equivalent to approximately RMB76.67 million) as compared to the secured loan with the same interest rates.

The terms and conditions of the Proposed Transactions are agreed after arm’s length negotiations between the parties. The Directors (excluding the independent non-executive Directors whose view will be expressed in the circular) are of the view that the Proposed Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company, and that the terms of the Proposed Transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Implication under the Listing Rules

CSA International is a wholly owned subsidiary of CSAHC, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company. Therefore, the Proposed Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement is more than 25% but less than 100% on an annual basis, the Finance Lease Transactions will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules. Therefore, the Finance Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement is more than 0.1% but less than 5% on an annual basis, the Operating Lease Transactions will constitute a continuing connected transaction of the Company under the Listing Rules, therefore the Operating Lease Transactions is subject to the disclosure and annual review requirements under Chapter 14A of the Listing Rules.

According to the listing rules of the Shanghai Stock Exchange, the Proposed Transactions under 2018-2019 Finance and Lease Service Framework Agreement will be subject to the Shareholders' approval, therefore the 2018-2019 Finance and Lease Service Framework Agreement will be submitted to the EGM for obtaining the approval from the Shareholders.

Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Proposed Transactions. All remaining six Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee will be established to advise the Independent Shareholders, in respect of the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder.

CSAHC and its associates will abstain from voting on the ordinary resolutions approving the Proposed Transactions at the EGM to be convened for the purpose of approving, among others, the 2018-2019 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder.

A circular containing further information in relation to the Proposed Transactions, including a letter from the Independent Board Committee and a letter from the Independent Financial Advisor, both advising on the terms of the Aircraft Finance Lease Framework Agreement and other related matters under the Listing Rules, will be issued by the Company and despatched to the Shareholders no later than 26 October 2017.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“2018-2019 Finance and Lease Service Framework Agreement”

the 2018-2019 finance and lease service framework agreement entered into between the Company and CSA International on [17 October] 2017, pursuant to which CSA International agreed to (i) provide finance leasing to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment ; and (ii) provide operating lease to the Company in relation to the certain aircraft and engines for the period from 1 January 2018 to 31 December 2019 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“2017 Aircraft Finance Lease Framework Agreement”

the aircraft finance lease framework agreement entered into between the Company and CSA International on 26 May 2017, pursuant to which CSA International agreed to provide finance leasing to the Company in relation to the certain aircraft introduced by the Company for the period from 1 July 2017 to 31 December 2017 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“A321 Finance Lease”	the finance lease of one Airbus A321 aircraft entered into by the Company pursuant to a finance lease agreement dated 27 April 2017 as disclosed in the announcement of the Company dated 27 April 2017
“A330 Finance Lease”

the finance lease of one Airbus A330-300 aircraft entered into by the Company pursuant to a finance lease agreement dated 27 April 2017 as disclosed in the announcement of the Company dated 27 April 2017

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“Airbus S.A.S.”	Airbus S.A.S., a company incorporated under the laws of France
“Aircraft Related Assets”	helicopter, simulator and engines

“Aviation Related Equipment”

the aviation materials and special equipment (including special vehicles, the equipment for transport handling, security check, communication navigation, flight training, maintenance and testing, and process equipment, etc.)

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning as defined in the Listing Rules

“Board”	the board of Directors

“Boeing Company”	Boeing Company, a company incorporated in the State of Delaware of the United States of America
“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSA International”

CSA International Finance Leasing Co., Ltd.* (南航國際融資租賃有限公司), a company incorporated in the PRC with limited liability, and is wholly owned by CSAHC through itself and Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC as at the date of this announcement

“CSA Leasing Company”

Guangzhou Nansha CSA Tianru Leasing Co., Ltd.* (廣州南沙南航天如租賃有限公司), a company incorporated in the Guangzhou Nansha Free Trade Zone of the PRC, and is a wholly owned subsidiary of CSA International as at the date of this announcement

“Delivery Date”

the dates on which the Lessor(s) delivers the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment to the Company pursuant to the respective Finance Lease Agreement

“Directors”	directors of the Company

“EGM”

the 2017 second extraordinary general meeting of the Company to be convened in December 2017, to consider, and if thought fit, approve, among other things, the 2018-2019 Finance and Lease Service Framework Agreement

“Finance Lease Agreements”

the individual finance lease agreements in relation to the finance lease of the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment to be entered into by the Company pursuant to the 2018-2019 Finance and Lease Service Framework Agreement

“Finance Lease Transactions”	the finance lease of the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment pursuant to the 2018-2019 Finance and Lease Service Framework Agreement
“Group”	the Company and its subsidiaries

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Independent Board Committee”

the independent committee of the Board, comprising independent non-executive Directors, established for the purpose of considering the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder, and to advise the Independent Shareholders on the same

“Independent Financial Adviser”

Challenge Capital Management Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Transactions under the 2018-2019 Finance and Lease Service and the proposed annual cap thereunder

“Independent Shareholders”	the Shareholders other than CSAHC and its associates
“Leased Aircraft”	the aircraft scheduled to be introduced by the Company during the period from 1 January 2018 to 31 December 2019, and to be entered into the finance lease in respect of the Proposed Transactions
“Leased Aircraft Related Assets”	the Aircraft Related Assets scheduled to be introduced by the Company during the period from 1 January 2018 to 31 December 2019, and to be entered into the finance lease in respect of the Proposed Transactions

“Leased Aviation Related Equipment”

the Aviation Related Equipment scheduled to be introduced by the Company during the period from 1 January 2018 to 31 December 2019, and to be entered into the finance lease in respect of the Proposed Transactions

“Lessee(s)”	The Company (including the wholly-owned or holding subsidiaries of the Company)
“Lessor(s)”	CSA International or wholly-owned subsidiaries of CSA International which has been or are to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Operating Lease Agreements”

the individual operating lease agreements in relation to the operating lease of certain aircraft and engines to be entered into by the Company pursuant to the 2018-2019 Finance and Lease Service Framework Agreement

“Operating Lease Transactions”	the operating lease of the certain aircraft and engines pursuant to the 2018-2019 Finance and Lease Service Framework Agreement
“PBOC”	the People's Bank of China

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“Proposed Transactions”	collectively, the Finance Lease Transactions and Operating Lease Transactions
“RMB”	Renminbi, the lawful currency of the PRC
“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
“Share(s)”	collectively, the H Shares and A Shares
“Shareholder(s)”	shareholder(s) of the Company
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	United States dollars, the lawful currency of the United States of America

* For identification purpose only

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

17 October 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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